UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BLADE AIR MOBILITY, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

092667104

(CUSIP Number)

Colony Capital, Inc.

Attention: Ronald M. Sanders, Esq.

750 Park of Commerce Drive, Suite 210

Boca Raton, Florida 33487

(561) 570-4644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,153,835
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,153,835

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,153,835
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,153,835
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,153,835

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,153,835
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons CFI RE Holdco, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,153,835
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,153,835

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,153,835
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons ColPE Blade Holdco, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,153,835
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,153,835

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,153,835
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons ColPE Blade Investor, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,153,835
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,153,835

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,153,835
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%
14	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Shares”) of Blade Air Mobility, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 499 East 34th Street, New York, NY 10016.

Item 2. Identity and Background.

This statement on Schedule 13D is filed on behalf of (i) ColPE Blade Investor, LLC, a Delaware limited liability company (“ColPE Investor”), (ii) ColPE Blade Holdco, LLC, a Delaware limited liability company (“ColPE Holdco”), (iii) CFI RE Holdco, LLC, a Delaware limited liability company (“CFI Holdco”), (iv) Colony Capital Operating Company, LLC, a Delaware limited liability company (“CCOC”), and (v) Colony Capital, Inc., a Maryland corporation (“Colony Capital,” and collectively with ColPE Investor, ColPE Holdco, CFI Holdco and CCOC, the “Reporting Persons”). Colony Capital is a leading global investment management firm, and the sole managing member of its operating company, CCOC. CCOC is the sole managing member of CFI Holdco, which is the sole managing member of ColPE Holdco, which is the sole managing member of ColPE Investor.

The principal business address of the Reporting Persons is 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

During the last five years, none of the Reporting Persons and, to their knowledge, none of the directors and executive officers listed on Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Annex A hereto is incorporated by reference in this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Background

The Issuer was formed as a blank check company, incorporated for the purpose of effecting a business combination with one or more businesses. On September 17, 2019, the Issuer completed its initial public offering. On December 14, 2020 the Issuer, Experience Merger Sub, Inc. (“Merger Sub”) and Blade Urban Air Mobility, Inc. (“Blade”) entered into an agreement and plan of merger (the “Merger Agreement”). On May 7, 2021, Merger Sub merged with and into Blade, with Blade continuing as the surviving entity and a wholly owned subsidiary of the Issuer, on the terms and conditions set forth in the Merger Agreement (the “merger”). The merger is described in the Issuer’s registration statement on Form S-4/A filed with the Securities and Exchange Commission on April 6, 2021.

Pursuant to the Merger Agreement, at the effective time of the merger, (a) each outstanding share of Blade common stock, including shares that are subject to vesting conditions (the “Blade Restricted Shares” and, together with shares of Blade common stock, the “Blade Common Stock”) that was outstanding immediately prior to the effective time of the Merger (other than treasury stock) was cancelled and automatically converted into the right to receive a number of shares of Class A Common Stock calculated pursuant to the Merger Agreement; (b) each outstanding share of Blade Series Seed Preferred Stock, Blade Series A Preferred Stock and Blade Series B Preferred Stock (collectively, the “Blade Preferred Stock” and, together with the Blade Common Stock, the “Blade Stock”) that was outstanding immediately prior to the effective time of the Merger was cancelled and automatically converted into the right to receive a number of shares of Class A Common Stock calculated pursuant to the Merger Agreement; and (c) each option to acquire Blade Common Stock (each, a “Blade Option”) that was outstanding immediately prior to the effective time of the merger, was assumed and automatically converted into an option to purchase a number of shares of Class A Common Stock at the exercise price calculated pursuant to the Merger Agreement.

Investor Rights Agreement

In connection with the execution of the Merger Agreement, the Issuer entered into an investor rights agreement, dated as of December 14, 2020 (the “Investor Rights Agreement”), with certain stockholders of Blade, including ColPE Investor. The Investor Rights Agreement became effective upon the closing of the merger.

Pursuant to the Investor Rights Agreement, ColPE Investor agreed with the Issuer, subject to certain exceptions, not to sell, transfer, pledge or otherwise dispose of shares of Class A Common Stock or certain warrants to purchase shares of Class A Common Stock or warrants to purchase shares of Class A Common Stock they receive in connection with the merger or otherwise beneficially own as of the closing of the merger for one year. Additionally, following certain underwritten offerings of EIC’s equity securities, ColPE Investor also agreed to a customary market stand off period not to exceed 90 days. Pursuant to the Investor Rights Agreement, the Issuer agreed to provide to ColPE Investor “demand” registration rights and to provide to certain other parties customary “piggyback” registration rights on registered offerings of equity securities of the Issuer and certain other registration rights, subject to customary cut-back provisions. The Investor Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

Pursuant to the Investor Rights Agreement, the Issuer will file a shelf registration statement within 45 days following the closing of the merger in respect of the equity securities held by certain parties to the Investor Rights Agreement and will use reasonable best efforts to maintain or, in the event it ceases to be effective, replace such shelf registration statement until such parties have sold all eligible equity securities of the Issuer beneficially owned by such parties as of the closing of the merger.

The summary of the Investor Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed on December 15, 2020 (and is incorporated by reference herein as Exhibit 2).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to Colony Capital, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as it deems appropriate, including, for example: (1) disposing of any or all of the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments of the Issuer that are based upon or relate to the value of the Shares (collectively, “Securities”) in the open market or otherwise; or (2) engaging in any hedging or similar transactions with respect to the Securities.

Except as noted above, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference in their entirety into this Item 5.

(a) – (b) Each of the Reporting Persons may be deemed to beneficially own 5,153,835 shares of the Issuer’s Class A Common Stock held by ColPE Investor, which represents 7.4% of the Class A Common Stock outstanding. The calculations of beneficial ownership and voting power described herein are based on 69,213,195 shares of Class A Common Stock of the Issuer outstanding as of May 7, 2021, as reported in the Issuer’s Current Report on Form 8-K/A filed on May 17, 2021.

(c) The Reporting Persons acquired beneficial ownership of the shares of Class A Common Stock reported on this Schedule 13D pursuant to the closing of the merger. Other than the transactions effected in connection with the merger, the Reporting Persons have not effected any transaction with respect to the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement, dated December 13, 2018, between Colony Capital, Inc., Colony Capital Operating Company, LLC, ColPE Blade Investor, LLC, ColPE Blade Holdco, LLC and CFI RE Holdco, LLC.

Exhibit 2 - Investor Rights Agreement, dated as of December 14, 2020 (incorporated by reference to Exhibit 10.1 filed by Experience Investment Corp. on December 15, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2021	COLPE BLADE INVESTOR, LLC

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President, Secretary

COLPE BLADE HOLDCO, LLC

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President, Secretary

CFI RE HOLDCO, LLC

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President, Secretary

COLONY CAPITAL OPERATING COMPANY, LLC

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President, Secretary

COLONY CAPITAL, INC.

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Executive Vice President, Chief Legal Officer and Secretary

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

COLONY CAPITAL, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Colony Capital, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony Capital, Inc., 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of Colony Capital, Inc.’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by Colony Capital, Inc.’s directors and executive officers, and none of its directors or executive officers has engaged in any transactions in such Shares during the past 60 days. For each director and executive officer who owns Shares, such director or executive officer, as the case may be, has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Directors and Executive Officers	Title/Principal Occupation	Shares Beneficially Owned	% of Shares Beneficially Owned[1]
Thomas J. Barrack, Jr.	Director Colony Capital, Inc.	463,844	*
J. Braxton Carter	Director, Colony Capital, Inc. Senior Advisor to Deutsche Telecom Capital Partners	—	—
Nancy A. Curtin	Director, Colony Capital, Inc. Partner, Group Chief Investment Officer and Head of Investment Advisory of Alvarium Investments	—	—
Jeannie H. Diefenderfer	Director, Colony Capital, Inc. Founder and Chief Executive Oofficer of courageNpurpose, LLC	—	—
Jon A. Fosheim	Director, Colony Capital, Inc. Private Investor	—	—
Marc C. Ganzi	President, Chief Executive Officer and Director Colony Capital, Inc.	—	—
Gregory J. McCray	Director, Colony Capital, Inc. Chief Executive Officer of FDH Infrastructure Services	—	—
Sháka Rasheed	Director, Colony Capital, Inc. Managing Director, General Manager–Capital Markets, Microsoft Corporation	—	—
Dale A. Reiss	Director, Colony Capital, Inc. Private Investor	—	—
John L. Steffens	Director, Colony Capital, Inc. Founder Spring Mountain Capital, LP	—	—
Jacky Wu	Executive Vice President, Chief Financial Officer Colony Capital, Inc.	—	—
Ronald M. Sanders	Executive Vice President, Chief Legal Officer and Secretary Colony Capital, Inc.	—	—
Sonia Kim	Managing Director and Chief Accounting Officer Colony Capital, Inc.	—	—

1	Percentages based on 69,213,195 shares of Class A Common Stock of the Issuer outstanding as of May 7, 2021, as reported in the Issuer’s Current Report on Form 8-K/A filed on May 17, 2021.
*	Less than 1%.

COLONY CAPITAL OPERATING COMPANY, LLC

The following sets forth the name and position of each executive officer of Colony Capital Operating Company, LLC. There are no directors of Colony Capital Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of Colony Capital Operating Company, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by Colony Capital Operating Company, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned
Marc C. Ganzi	Chief Executive Officer and President	—	—
Jacky Wu	Vice President	—	—
Brian Lee	Vice President, Treasurer	—	—
Sonia Kim	Vice President	—	—
Ronald M. Sanders	Vice President, Secretary	—	—
Donna Hansen	Vice President	—	—
Neale W. Redington	Vice President	—	—

CFI RE Holdco, LLC

The following sets forth the name and position of each executive officer of CFI RE Holdco, LLC. There are no directors of CFI RE Holdco, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of CFI RE Holdco, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by CFI RE Holdco, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned
Marc C. Ganzi	Chief Executive Officer and President	—	—
Jacky Wu	Vice President	—	—
Ronald M. Sanders	Vice President, Secretary	—	—
Donna Hansen	Vice President	—	—
Neale W. Redington	Vice President	—	—

COLPE BLADE HOLDCO, LLC

The following sets forth the name and position of each executive officer of ColPE Blade Holdco, LLC. There are no directors of ColPE Blade Holdco, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of ColPE Blade Holdco, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by ColPE Blade Holdco, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned
Marc C. Ganzi	Chief Executive Officer and President	—	—
Jacky Wu	Vice President, Treasurer	—	—
Ronald M. Sanders	Vice President, Secretary	—	—
Donna Hansen	Vice President	—	—
Jonathan H. Grunzweig	Vice President	—	—
Neale W. Redington	Vice President	—	—

COLPE BLADE INVESTOR, LLC

The following sets forth the name and position of each executive officer of ColPE Blade Investor, LLC. There are no directors of ColPE Blade Investor, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of ColPE Blade Investor, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by ColPE Blade Investor, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned
Marc C. Ganzi	Chief Executive Officer and President	—	—
Jacky Wu	Vice President, Treasurer	—	—
Ronald M. Sanders	Vice President, Secretary	—	—
Donna Hansen	Vice President	—	—
Jonathan H. Grunzweig	Vice President	—	—
Neale W. Redington	Vice President	—	—